Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest	$103,671	$119,484	$116,803	$136,967	$153,529	$157,789
Interest applicable to rentals	6,810	4,103	4,269	3,928	3,544	3,054

Total fixed charges, as defined	110,481	123,587	121,072	140,895	157,073	160,843

Preferred distributions, as defined (a)	8,295	8,474	11,297	11,297	11,297	11,297

Combined fixed charges and preferred distributions, as defined	$118,776	$132,061	$132,369	$152,192	$168,370	$172,140

Earnings as defined:
Net Income	$232,845	$231,435	$473,923	$281,081	$252,464	$265,466
Add:
Provision for income taxes:
Total Taxes (Benefit)	45,050	66,546	(370,211)	(128,922)	81,877	90,174
Fixed charges as above	110,481	123,587	121,072	140,895	157,073	160,843

Total earnings, as defined	$388,376	$421,568	$224,784	$293,054	$491,414	$516,483

Ratio of earnings to fixed charges, as defined	3.52	3.41	1.86	2.08	3.13	3.21

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.27	3.19	1.70	1.93	2.92	3.00

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.